April 17, 2007

Office of the Secretary

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Accredited Home Lenders Holding Co.

Form 8-K filed April 12, 2007

File No. 001-32275

Dear Sirs:

Accredited Home Lenders Holding Co. (the “Company”) hereby submits in electronic format to the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, an amendment on Form 8-K/A under Item 4.01.

The Form 8-K/A is being filed in response to the Staff’s comment set forth in the Commission’s letter of comment (the “Staff letter”) dated April 13, 2007. In response to the comment set forth in the Staff letter, the Company has revised its disclosure regarding consultation of the Company’s new independent accountants in connection with certain matters to cover the period including its two most recent fiscal years and the interim period through April 9, 2007 (the date of engagement of the Company’s new independent accountants), as required by Item 304(a)(2) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Office of the Secretary

Securities and Exchange Commission

April 17, 2007

If you or any member of the Staff of the Commission has any questions or desires any further information in connection with this matter, please do not hesitate to contact the undersigned by phone at (858) 676-2100 or by facsimile at (858) 676-8114.

Very truly yours,

/s/ David E. Hertzel
David E. Hertzel
General Counsel

Enclosures

cc:	Ms. Kenya Wright Gumbs

Mark Lee, Esq.